UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          UCI MEDICAL AFFILIATES. INC.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   902633-10-6
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                                 (CUSIP Number)

Robert A. Leichtle, I-20 at Alpine Road, Columbia, S.C., 29219  (803) 788-3860
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 3, 1995
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   902633-10-6                                        PAGE  2  OF  7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blue Cross and Blue Shield of South Carolina
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]

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3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     AF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     1,679,171
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9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     1,679,171
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,679,171
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.0%
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14.  TYPE OF REPORTING PERSON*

     CO
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



                                  SCHEDULE 13D

CUSIP NO.   902633-10-6                                        PAGE  3  OF  7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Companion HealthCare Corporation
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     1,679,171
--------------------------------------------------------------------------------
8.   SHARED VOTING POWER


--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     1,679,171
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,679,171
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

Schedule 13D                                              Page 4 of 7 Pages

Item 1.     Security and Issuer

      Common stock of UCI Medical Affiliates, Inc., 6128 St. Andrews Road, Columbia, South Carolina (the "Issuer").


Item 2.     Identity and Background

      A. Blue Cross and Blue Shield of South Carolina ("BCBS") is a mutual insurance corporation organized under the laws of the State of South Carolina. Its principal business is group health insurance. Its address is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of BCBS are:

      (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Sellers is the President and Chief Executive Officer and a Director of BCBS.

      (2) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Faulds is Executive Vice President of BCBS.

      (3) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina 29219. Mr. Leichtle is the Senior Vice President and Treasurer of BCBS.

      (4) Helen E. Clawson, Charleston, South Carolina. Mrs. Clawson is an attorney and a director of BCBS.

      (5) Harry R. Easterling, Bennettsville, South Carolina. Mr. Easterling is an attorney and a director of BCBS.

      (6) Paul F. Foerster, Spartanburg, South Carolina. Mr. Foerster is retired and a director of BCBS.

      (7) E. Erwin Maddrey II, Greenville, South Carolina. Mr. Maddrey is President of Delta Woodside Industries, Inc. (a Greenville, South Carolina textile manufacturer) and a director of BCBS.

      (8) Leo R. Maguire, Lancaster, South Carolina. Mr. Maguire is retired and director of BCBS.

      (9) Robert D. Mathews, Greenville, South Carolina. Mr. Mathews is retired and a director of BCBS.

      (10) Robert V. Royall, Jr., Columbia, South Carolina. Mr. Royall is Chairman of the Board of NBSC Corporation (a Columbia, South Carolina bank holding company) and a director of BCBS.

      (11) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and Chairman of the Board of Directors of BCBS.

      (12) John M. Trask, Jr., Beaufort, South Carolina. Mr. Trask is Chairman of First Carolina Corporation (a Beaufort, South Carolina, real estate developer) and a director of BCBS.

      (13) E. Craig Wall, Jr., Conway, South Carolina. Mr. Wall is President of Canal Industries, Inc., (a Conway, South Carolina forest products company) and a director of BCBS.

Schedule 13D                                              Page 5 of 7 Pages


      B. Companion HealthCare Corporation ("Companion") is a corporation organized under the laws of the State of South Carolina. Its principal business is the operation of a health maintenance organization and it is a wholly-owned subsidiary of BCBS. Its address is I-20 at Alpine Road, Columbia, South Carolina 29219. The executive officers and directors of Companion are as follows:

      (1) M. Edward Sellers, I-20 at Alpine Road, Columbia, South Carolina. Mr. Sellers is Chairman of the Board of Directors and President of Companion.

      (2) Thomas G. Faulds, I-20 at Alpine Road, Columbia, South Carolina. Mr. Faulds is Executive Vice President and a director of Companion.

      (3) Harvey L. Galloway, Jr., I-20 at Alpine Road, Columbia, South Carolina. Mr. Galloway is Senior Vice President, Chief Operating Officer and a director of Companion.

      (4) Robert A. Leichtle, I-20 at Alpine Road, Columbia, South Carolina. Mr. Leichtle is the Treasurer and a director of Companion.

      (5) Joseph F. Sullivan, Camden, South Carolina. Mr. Sullivan is retired and the Chairman of the Board of Directors of BCBS and is a director of Companion.

      C. Neither BCBS nor Companion nor any of their executive officers or directors listed above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

      All of the individuals named above are citizens of the United States of America.


Item 3.     Source and Amount of Funds or Other Consideration

      The shares of common stock as to which this filing relates were purchased for $599,995 with working capital of Companion.


Item 4.     Purpose of Transaction

      The purpose of the acquisition of the securities by Companion is for investment, and to assist the Issuer in expanding facilities used by subscribers of Companion and BCBS in conjunction with services offered by Companion and BCBS and to assure access to such facilities and related services. Companion has conditionally agreed with the Issuer to acquire an additional 218,180 shares of the Issuer's common stock for $2.75 per share on December 1, 1995. Companion may acquire additional shares of the Issuer's common stock by exercise of its option described in Item 5. Neither BCBS nor Companion presently have any plans to acquire additional shares although either or both may do so.


Item 5.     Interest in Securities of the Issuer

      Companion is the record and beneficial owner of 1,679,171 shares, or 45.0%, of the Issuer's common stock, with respect to which it has sole voting, investment and dispositive power. BCBS may be deemed to have indirect beneficial ownership of the same shares by virtue of its ownership of all of the stock of

Schedule 13D                                              Page 6 of 7 Pages

and ability to elect all of the directors of Companion; nevertheless, BCBS disclaims such beneficial ownership and hereby declares that pursuant to Rule 13d-4, the filing of this Schedule 13D shall not be construed as an admission that BCBS is the beneficial owner of any of the shares covered by such filing.

      No other person named in Item 2 is the beneficial owner of any of the common stock of the Issuer.

      218,180 shares were purchased on November 3, 1995, from the Issuer for $599,995. As a part of that transaction, the Issuer also granted Companion the option to purchase additional shares of its common stock to permit it to own up to 47% of the outstanding common stock of the Issuer. If the option is exercised in conjunction with the sales of common stock by the Issuer to third parties (except where the third party sales are compensation, or result from options granted as compensation, to employees of Issuer), the option may be exercised for the average per share price of sales to third parties. Otherwise the purchase price is the average closing bid price or such other price as may be agreed upon.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See the last paragraph of Item 5 above. Companion has also conditionally agreed to purchase from the Issuer an additional 218,180 shares of the Issuer's common stock on December 1, 1995 for $2.75 per share.


Item 7.     Material to be Filed as Exhibits

      (a) Copy of the written agreement relating to the filing of joint acquisition statements.*

     (b) Stock Purchase Agreement dated as of December 7, 1993, by and between Companion and the Issuer.*

     (c) Stock Purchase Agreement dated November 3, 1995 by and between Companion and the Issuer.

 *Previously filed

Schedule 13D                                              Page 7 of 7 Pages

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this amended statement is true, complete and correct.

                                          BLUE CROSS AND BLUE SHIELD
                                           OF SOUTH CAROLINA

December 1, 1995
____________________                      By:  Robert A. Leichtle
      Date


                                          COMPANION HEALTHCARE
                                           CORPORATION

December 1, 1995
____________________                      By:  Robert A. Leichtle
      Date